SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

UAP Holding Corp.
(Name of Subject Company)

UAP Holding Corp.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

Todd A. Suko
Vice President, General Counsel and Secretary
7251 W. 4th Street
Greeley, CO 80634
(970) 356-4400

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Andrew J. Nussbaum Gavin D. Solotar Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 14, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on December 10, 2007 by UAP Holding Corp. (the “Company”), a Delaware corporation, as amended by Amendment No. 1 filed on December 27, 2007 and by Amendment No. 2 filed on January 9, 2008. The Schedule 14D-9 relates to a tender offer by Agrium U.S. Inc. (“Purchaser”), a Colorado corporation and an indirect wholly owned subsidiary of Agrium Inc. (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, at a purchase price of $39.00 per share, net to the seller in cash without interest thereon and less any required withholding taxes, as disclosed in a Tender Offer Statement on Schedule TO (as amended) filed with the SEC on December 10, 2007, by Purchaser, Parent and Utah Acquisition Co., a Delaware corporation and a direct wholly owned subsidiary of Purchaser, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2007 and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.      Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the second paragraph under the heading “(c) Regulatory Approvals”, which sentence (as previously amended) begins “Parent voluntarily withdrew its report form…” with the following:

     “Parent originally filed its report form on December 10, 2007 and re-filed on December 28, 2007. The re-filing of Parent’s report form was followed by informal discussions with the FTC during which the FTC informally requested additional information about the businesses of Parent and the Company. On January 14, 2008, Parent withdrew its report form and has indicated that it plans to re-file such report form with respect to the acquisition of Shares in the Offer with the FTC within the next 30 days. Parent has stated that it remains committed to working cooperatively with the FTC as it conducts its review of the proposed acquisition and that it remains confident of a successful close to the transaction.”

     On January 14, 2008, Parent issued a press release regarding the withdrawal and re-filing of its report form, the full text of which was filed by Parent with the SEC on January 14, 2008 as Exhibit 1 to Form 6-K and is incorporated by reference herein.

Item 9.      Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No. (a)(9)	Description Press Release issued by Parent on January 14, 2008 (incorporated herein by reference to Exhibit 1 to Form 6-K filed with the SEC by Parent on January 14, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

UAP HOLDING CORP.
By: /s/ Todd A. Suko
Name: Todd A. Suko
Title: Vice President, General Counsel and Secretary
Dated: January 14, 2008